Exhibit 99.1

Xunlei Announces US$20 Million Share Repurchase Program

SHENZHEN, China, June 4, 2024 (GLOBE NEWSWIRE) — Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced that the board of directors of the Company (the “Board”) has approved a new share repurchase program under which the Company may repurchase up to US$20 million of its ADSs or common shares over the next 12 months (the “2024 Share Repurchase Program”). The Board will review the 2024 Share Repurchase Program periodically and, if necessary, adjust its size and terms as necessary.

In June 2023, Xunlei announced that the Board approved and adopted a share repurchase program, which authorized the Company to repurchase up to US$20 million of its shares over the next 12 months. As of March 31, 2024, the Company had spent approximately US$4.7 million on the share repurchases under this share repurchase program.

According to the terms of the 2024 Share Repurchase Program, share repurchases may be conducted through various legally permissible means, including open market purchases at prevailing prices and algorithmic trading, privately negotiated transactions, block trades, or other methods depending on market conditions and in compliance with applicable rules and regulations. Both ADSs and common shares are eligible for repurchase. The repurchase plan will be funded from the Company’s cash balance. As of March 31, 2024, the Company had cash, cash equivalent and short-term investments of approximately US$272.5 million.

Mr. Jinbo Li, chairman and chief executive officer of Xunlei, stated "We continue to implement a new share repurchase program as we have confidence in our business operations and maintain an unwavering commitment to enhancing future business development. The Board firmly believes that this initiative exemplifies best practices and serves the Company's interests."

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotes in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com